245 Summer Street

Fidelity® Investments

Boston, MA 02210

August 16, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105

Fidelity Advisor Series Short-Term Credit Fund
Fidelity Series Government Money Market Fund
Fidelity Series Investment Grade Bond Fund
Fidelity Series Short-Term Credit Fund (the funds)
Post-Effective Amendment No. 381

_______________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 381 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the funds referenced above. Pursuant to Rule 472 under the 33 Act, the fund’s Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 342.

This filing incorporates changes to the fund's pricing and management contract.  This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of 10/30/2017.  We request your comments by September 15, 2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,